Via Facsimile and U.S. Mail
Mail Stop 4720

July 7, 2009

Mr. Denis Duverne
Chief Financial Officer
AXA
25, Avenue Matignon
75008 Paris
France

Re: AXA
Form 20-F for Fiscal Year Ended December 31, 2008
Filed on March 27, 2009
File No. 001-14410

Dear Mr. Duverne:

We previously sent you a June 11, 2009 letter regarding the above filing. We inadvertently omitted the comments below from that letter. Please respond to these comments with your response to the June 11th letter. We understand that you expect to file your response on or about July 31, 2009 based on your correspondence of June 15, 2009.

Form 20-F for Fiscal Year Ended December 31, 2008

Presentation of Information, page 1

11. You state in your exhibit index that specific portions of your 2008 Annual Report incorporated by reference in this Form 20-F are incorporated by reference from Exhibit I of your Form 6-K furnished to the SEC on March 27, 2009. If you incorporate disclosure from your annual report into a filing, you must also file a copy of the incorporated portion of the annual report as an exhibit to that filing. See Rule 303 of Regulation S-T, Rule 12b-23 of the Exchange Act and C&DI 234.02. Please amend your Form 20-F to file a copy of the incorporated portion of your annual report as an exhibit to this Form 20-F.

Mr. Denis Duverne
AXA
July 7, 2009
Page 2

Item 6. Directors, Senior Management and Employees

Executive Committee, incorporated from page 138 of your Annual Report

12. It appears that the members of your Executive Committee are senior management, as
defined in General Instruction F of Form 20-F. For the members of the Executive
Committee that are not members of the Management Board, it appears that you have
disclosed their names and titles, but do not disclose any other information required by
Item 6.A. of Form 20-F, including business experience, areas of expertise, any
business activities outside the company, age, any family relationship or any
arrangement or other understanding to which such person was selected for their
position. Please revise to provide this information for these members.

Item 7. Major Shareholders and Related Party Transactions

Conflicts of Interest, incorporated from page 137 of your Annual Report

13. On page 137 you disclose that Mr. Giuseppe Mussari was proposed for election to
AXA's Supervisory Board consistent with the terms of a bancassurance partnership
agreement entered into in March 2007 between AXA and Banca Monte dei Paschi di
Siena. It appears that this is a related party transaction pursuant to Item 7.B. of Form
20-F. Please revise to provide the required disclosure pursuant to Item 7.B. of Form
20-F.

*   *   *   *

You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with
questions on any of these comments. In this regard, do not hesitate to contact me, at
(202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant